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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒                        Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             ☐                        No              ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________

[PEACE ARCH LOGO]

December 23, 2002
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES
FOURTH QUARTER AND ANNUAL RESULTS

Vancouver, British Columbia—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") today announced its results for three months and year ended August 31, 2002.

During the fourth quarter, the Company delivered eight episodes of our new 13-episode series Whistler Stories. Production commenced on its documentary special Fantasy Lands set to air on Discovery in the US. As well, the Company was in production of the third 13-episode season of its prime-time series, Animal Miracles (Miracle Pets in the US).

In the fourth quarter, the Company's revenue totaled $820,000, compared with $6.2 million in the fourth quarter of FY2001. The Company reported a net loss of ($4.2 million), or ($1.09) per diluted share, for the three months ended August 31, 2002, compared with a net loss of ($12.3 million), or ($3.15) per diluted share, in the fourth quarter of FY2001. Diluted earnings per share was calculated on 3,887,844 weighted average shares outstanding in the most recent quarter and in the same quarter of the prior year. The loss for the quarter was largely due to an increase in amortization of investment in television programming, due to a reduction in the Company's estimates of ultimate revenues, and to a $1.7 million bad debt. The bad debt relates to the Company's guarantee of a third party loan, which is currently in default. As well, during the quarter, the Company wrote-off the remaining balance of goodwill of $166,000.

Selling, general and administrative (SG&A) expenses decreased by 46% to $747,000 for the quarter, compared with $1.4 million in the prior-year period, reflecting the Company's initiative to reduce overhead costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended August 31, 2002 totaled ($4.1 million), compared with ($11.5 million) in the comparable quarter of last year.

For the first quarter of 2003, the Company anticipates a decrease in revenue when compared to the comparable quarter of fiscal 2002, due to a reduction in production services revenue for dramatic programming. However, the Company anticipates that its revenue from proprietary programming will double, due to the delivery of episodes that were in production at the end of the fourth quarter.

For the year ended August 31, 2002, the Company's revenue declined to $6.5 million, compared with $54.9 million in the prior year. Increased amortization of the Company's investment in television programming also contributed to a net loss of ($7.0 million), or ($1.81) per diluted share, for the year ended August 31, 2002, compared with a net loss of ($14.3 million), or ($3.71) per diluted share, in the prior year. Diluted earnings per share were calculated on 3,887,844 weighted average shares outstanding for both the current and prior year.

During the year the Company repaid a $7.4 million of subordinated debt and, to date, has fully repaid such debt prior to its due date of December 31, 2002. As well, in the first quarter of FY 2002, the Company restructured a $7.8 million unsecured liability into 10% term debt.

The Company had a working capital deficiency at August 31, 2002 due in part to non-payment by a US broadcaster and poor sales results due to the weak US syndication market. The Notes to the Company's financial statements for the year ended August 31, 2002, reflect the Company's requirement for additional capital to enable it to continue operations. The Company has entered into the following agreements which, subject to their closing, will correct its working capital deficiency.

On December 18th, the Company announced that it has entered into an agreement to acquire a business and certain related assets and to complete a $1.5 million private placement financing, the proceeds of which will be used for working capital of the combined entity. The acquisition transaction is expected to contribute additional working capital of approximately $2.5 million within eighteen months. The Company has also entered into agreements to issue convertible instruments in consideration for restructuring a $1.6 million loan guarantee and $7.3 million of term debt. The agreements provide that there are no set repayment dates and that payment and security for such amounts shall be restricted to the assets and undertaking of the Company prior to closing the acquisition and financing transactions. These transactions are scheduled to close in January, subject to shareholder approval.

Juliet Jones, President of Peace Arch Entertainment Group Inc. commented, "This has been a challenging year for the Company, however, I believe that we have made some significant accomplishments. We have substantially reduced our debt, continued to build our factual programming subsidiary, despite these financial challenges, and have negotiated a series of transactions that I believe will not only put the Company on solid financial ground, but will also substantially increase our business. I believe 2003 will be an excellent year for the Company."

The Company also announced that effective December 17, 2003, due to his retirement, Derek Douglas, Senior Vice President of Growthworks Capital, has resigned from the Board of Directors. Juliet Jones commented, "I would like to wish Derek Douglas all the best for his retirement, and to thank him for supporting Peace Arch over the two years that he has served on our Board."

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia.

A conference call to discuss the Company's operating results is scheduled for 4:15 P.M. Eastern Time on Monday, December 23, 2002. The dial in number for the conference call is 866-521-6852 (international callers 402-220-2882). A digital recording will be available two hours after completion of the conference call from December 23, 2002 to December 30, 2002 by dialing the above numbers and using conference ID number 9893.

The call will be hosted by Peace Arch Entertainment Group Inc.'s, President, Juliet Jones.

(Note: The financial statistics included in this release are represented in Canadian dollars and are reported in accordance with Generally Accepted Accounting Principles in Canada. On December 20, 2002, the Bank of Canada noon spot rate was US $0.64 for each $1.00 Canadian.)

  This message includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information on Peace Arch Entertainment Group, please visit our new web site at www.peacearch.com

For additional information, please contact:

Michelle Larmer
Peace Arch Entertainment Group Inc.
Tel: (604) 681-9308

(Financial Highlights to Follow)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at August 31, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	2001	2002
ASSETS
Cash and cash equivalents	$3,977	$1,968
Accounts and other receivables	4,474	1,559
Tax credits receivable	23,729	2,312
Productions in progress	3,039	1,356
Prepaid expenses and deposits	459	206
Investment in television programming	3,667	2,332
Property and equipment	7,277	842
Deferred costs	410	188
Goodwill and trademarks	238	—

	$47,270	$10,763

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Bank indebtedness	$18,447	$1,855
Accounts payable and accrued liabilities	12,876	2,650
Deferred revenue	3,191	1,197
Deferred gain	—	436
Debt	11,215	9,892

	45,729	16,030

Shareholders' equity (deficiency):
Share capital	31,870	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares without par value
Issued—1,091,875 (August 31, 2001—1,105,875)
100,000,000 Class B Subordinate Voting Shares without par value
Issued—2,795,969 (August 31, 2001—2,781,969)
25,000,000 Preference Shares, issuable in series without par value
Issued—nil
Other paid-in capital	467	680
Deficit	(30,796)	(37,817)

	1,541	(5,267)

	$47,270	$10,763

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Years Ended August 31, 2001 and 2002

(Expressed in thousands of Canadian dollars except per share information)

	3 months ended		Years ended
	2001	2002	2001	2002
	(unaudited)	(unaudited)
Revenue	$6,155	$820	$54,900	$6,494
Expenses:
Amortization of television programming and Production costs	13,836	2,321	57,612	6,639
Other costs of production and sales	275	246	1,755	615
Other amortization	278	283	748	476
Selling, general and administrative	1,379	747	4,521	3,101
Bad debt	—	1,675	—	1,675

	15,768	5,272	64,636	12,506

Loss from operations before undernoted	(9,613)	(4,452)	(9,736)	(6,012)
Interest income	445	499	499	597
Interest expense	(575)	(177)	(2,295)	(2,364)
Loss on write-down of assets	(2,665)	(166)	(2,665)	(166)
Gain on sale of assets	59	(308)	233	176

	(2,736)	(152)	(4,228)	(1,757)

Loss before income taxes	(12,349)	(4,604)	(13,964)	(7,769)
Income tax expense (recovery)	(85)	(360)	316	(748)

Net loss for the period	$(12,264)	$(4,244)	$(14,280)	$(7,021)

Basic net loss per common share	$(3.15)	$(1.09)	$(3.71)	$(1.81)

Diluted loss per common share	$(3.15)	$(1.09)	$(3.71)	$(1.81)

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months and Years Ended August 31, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	3 months ended		Years ended
	2001	2002	2001	2002
	(uaudited)	(unaudited)
Deficit, beginning of period	$18,532)	$(33,573)	$(16,516)	$(30,796)
Net loss for the period	(12,264)	(4,244)	(14,280)	(7,021)

Deficit, end of period	$(30,796)	$(37,817)	$(30,796)	$(37,817)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months and Years Ended August 31, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	3 months ended		Years ended
	2001	2002	2001	2002
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(12,264)	$(4,244)	$(14,280)	$(7,021)
Items not involving cash:
Amortization of television programming	7,194	2,705	50,970	4,070
Amortization of deferred finance costs	90	178	358	470
Other amortization	278	283	748	476
Interest on debt discount	55	115	221	250
Loss (gain) on sale of assets	(59)	308	(233)	(176)
Loss on write-down of assets	2,665	166	2,665	166
Bad debt	—	1,675	—	1,675
Investment in television programming	(83)	188	(52,077)	(1,577)
Changes in non-cash working capital	(1,722)	12,500	(1,105)	21,674

	(3,846)	13,874	(12,733)	20,007

Investing activities:
Change in deferred costs	(76)	21	(142)	(430)
Increase of goodwill and trademarks	(1)	—	(17)	(1)
Property and equipment acquired	(108)	—	(178)	(44)
Proceeds on sale of assets, net	—	(873)	—	5,870

	(185)	(852)	(337)	5,395

Financing activities:
Issue of common shares, net	17	—	196	—
Increase (decrease) in bank indebtedness	3,120	(3,594)	12,650	(16,592)
Repayment of debt	(79)	(9,769)	(258)	(10,819)

	3,058	(13,363)	12,588	(27,411)

Increase (decrease) in cash and cash equivalents	(973)	(341)	(482)	(2,009)
Cash and cash equivalents, beginning of period	4,950	2,309	4,459	3,977

Cash and cash equivalents, end of period	$3,977	$1,968	$3,977	$1,968

Supplementary information:
Interest paid (net of amounts capitalized)	17	292	1,217	1,978
Income taxes paid	(6)	18	12	18
Income taxes received	—	349	8	349
Non-cash transactions:
Conversion of an accounts payable to debt	—	—	—	6,626
Increase in investment in television programming and debt	—	1,158	—	1,158
Increase in note receivable on sale of property	—	1,000	—	1,000
Increase in liabilities and receivable from co-producer	—	1,675	—	1,675
Increase in note receivable on sale of property	—	213	332	213

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months and Years Ended August 31, 2001 and 2002
(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1.    Operations

        Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.    Future Operations

        The interim consolidated financial statements have been prepared on the "going concern" basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to meet its obligations as they come due. There is substantial doubt about the appropriateness of the Company's use of the "going concern" assumption because of the significant losses from operations, material working capital and shareholder deficiencies as at August 31, 2002, contingency related to the listing of its shares, non-compliance with certain debt covenants and dependence upon the continued financial support of its secured lenders. The Company only has sufficient cash resources to maintain its current level of operations until December 2002. As a result of these factors, realization of assets and discharge of liabilities are subject to significant uncertainty.

        Significant restructuring initiatives, including staff reductions, were carried out during the year ended August 31, 2002 in an effort to reduce operating costs. Management continues to review operations in order to identify additional strategies, including further cost reductions and obtaining future sales contracts, to increase cash flow, improve the Company's financial position and enable timely discharge of the Company's obligations. The Company has entered into a term sheet for a potential financing and restructuring transaction. There is no assurance the Company will be successful in its restructuring initiatives, its financing efforts and in achieving profitable operations. If the Company is unsuccessful, the Company may be required to significantly reduce or cease operations and liquidate assets or seek potential buyers of the Company.

        The Company has credit facilities with a Canadian chartered bank and loans from subordinated lenders, all of which are secured by charges on the assets of the Company. The credit facility balance and certain loans are due on demand pursuant to the original terms of their agreements. The Company was not in compliance with certain loan covenants at August 31, 2002. There is also no assurance that the Company will remain in compliance with its other debt covenants and repayment requirements, which if violated could result in such obligations being immediately due and payable.

        These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate. If the "going concern" basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Additionally, the amounts reported could materially change because of any plan of reorganization in the future, since the reported amounts in the consolidated financial statements do not give effect to adjustments to the carrying value of the underlying assets or amounts of liabilities that may ultimately result.

3.    Significant Accounting Policies

(a) Basis of Presentation

        The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2002 and should be read in conjunction therewith.

        The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

(b) Comparative Figures

        Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

4.    Segmented Information

        The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

	Production Services	Proprietary Programming	Other	Total
2001
Revenue	$9,017	$45,860	$23	$54,900
Gross profits	620	(5,110)	23	(4,467)
Total assets	10,349	35,354	1,567	47,270

2002
Revenue	$3,582	$2,781	$131	$6,494
Gross profits	398	(1,139)	131	(6,110)
Total assets	658	8,539	1,566	10,913

        Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three months and years ended August 31, 2001 and 2002 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.

US DOLLARS

Selected Financial and Operating Information
For the Three Months and Years Ended August 31, 2001 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	3 months ended		Years ended
	2001	2002	2001	2002
	(unaudited)	(unaudited)
Revenue	$4,019	$530	$35,921	$4,130
Net loss for the period	(8,007)	(2,741)	(9,343)	(4,465)
EBITDA	(7,506)	(2,676)	(7,146)	(3,135)
Diluted loss for the period	$(2.08)	$(0.71)	$(2.43)	$(1.15)

Selected Balance Sheet Information
As at August 31, 2001 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	2001	2002
Cash and cash equivalents	$2,570	$1,262
Accounts receivable	2,891	359
Note receivable	—	641
Tax credits receivable	15,332	1,483
Productions in progress	1,964	870
Investment in television programming	2,369	1,496
Property and equipment	4,702	540
Goodwill and trademarks	154	121
Total Assets	30,542	6,904
Bank indebtedness	11,919	1,190
Accounts payable and accrued liabilities	8,319	1,700
Deferred revenue	2,062	768
Debt	7,246	6,346
Share capital	20,592	20,444
Deficit	(19,898)	(24,259)
Shareholders' equity	996	(3,379)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC. (Registrant)

Date	December 23, 2002	By	"Juliet Jones" (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES FOURTH QUARTER AND ANNUAL RESULTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION
SIGNATURES
GENERAL INSTRUCTIONS